UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Seal Holdings Corporation
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.20 Per Share
                         (Title of Class of Securities)

                                   812070 10 0
                                 (CUSIP Number)

                                 Robert B. Lamm
              Senior Vice President, General Counsel and Secretary
                            Hvide Marine Incorporated
                        2200 Eller Drive, P.O. Box 13038
                        Fort Lauderdale, Florida  33316
                                 (954) 523-2300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



                            Page 1 of 10 Pages

                               Schedule 13D

CUSIP No. 812070 10 0


1.    Name of Reporting Person
      I.R.S. Identification No. of Reporting Person
      Hvide Marine Incorporated
      65-0524593

 2.   Check the Appropriate Box if a Member of a Group (See  Instructions)
      (a) /  /
      (b) /  /

3.    SEC Use Only

4.    Source of Funds (See Instructions)
      OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). / /

6.    Citizenship or Place or Organization
      State of Florida

Number of Shares Beneficially Owned by Each Reporting Person with:
7.    Sole Voting Power
      87,525

8.    Shared Voting Power
      0

9.    Sole Dispositive Power
      87,525

10.   Shared Dispositive Power
      0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      87,525

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      /  /

13.   Percent of Class Represented by Amount in Row (11) 7.3%

14.   Type of Reporting Person (See Instructions)
      CO



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     This Amendment No. 1 to Schedule 13D is being filed by the Reporting Person
(as defined below) to report the disposition of the Common Stock (as defined below) described in Item 4.

Item 1.  Security and Issuer

         Item 1 is amended to read in its entirety the following:

         This Statement relates to the Class A Common Stock, par value $.20 per share (the "Common Stock"), of Seal Holdings Corporation (the "Issuer"). The Issuer's principal executive offices are located at 125 Worth Avenue, Suite 314, Palm Beach, Florida 33480.

Item 2.  Identity and Background

         Item 2 is amended to read in its entirety the following:

         Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Amendment No. 1 to Schedule 13D is being filed by Hvide Marine Incorporated (the "Reporting Person"). The Reporting Person is a Florida corporation with its principal executive offices located at 2200 Eller Drive, Fort Lauderdale, Florida 33316. The principal business of the Reporting Person is the provision of marine support and transportation services in the U.S. domestic and international trades, principally to the energy and chemical industries. The attached Schedule I is a list of the executive officers and directors of the Reporting Person; each of the named persons is a U.S. citizen.

         The following paragraphs provide certain information about shareholders of the Reporting Person that may be deemed to be control persons within the meaning of Instruction C of the General Instructions to Schedule 13D.

     Hvide Trust Limited, L.P. ("Hvide Trust Limited") is a Delaware limited partnership with its principal business address at 2200 Eller Drive, Fort Lauderdale, Florida 33316. Hvide Trust Limited was formed for the sole purpose of holding certain shares of the Reporting Person's Class B Common Stock. The limited partners of Hvide Trust Limited are Mr. J. Erik Hvide, the president and chief executive officer of the Reporting Person, and three trusts, the trustee of which is Mr. Hvide. Mr. Hvide is also the sole stockholder of Hvide Holdings, Inc. ("Hvide Holdings"), a Delaware corporation, which is the general partner of Hvide Trust Limited. The business address of Hvide Holdings is 2200 Eller Drive, Fort Lauderdale, Florida 33316. At present, the business of Hvide Holdings consists of performing the function of, and serving as, the general partner of Hvide Trust Limited. The attached Schedule II is a list of the executive officers and directors of Hvide Holdings; each of the named persons is a U.S. citizen.

         Clipper Capital Associates, Inc. ("Clipper") is a Delaware corporation with its principal executive offices located at 650 Madison Avenue, 9th Floor, New York, New York 10022. At present, the business of Clipper consists of performing the function of, and serving as, the general partner of Clipper Capital Associates, L.P., a Delaware limited partnership ("Clipper L.P."), which in turn is the general partner of certain private investment funds. Clipper L.P. directly owns certain of the shares of the Reporting Person's Class B Common Stock and is the general partner of certain limited partnerships (collectively with Clipper L.P., the "Clipper Partnerships"), including Clipper/Merchant HMI, L.P., Clipper/Merban, L.P. and Clipper/Park HMI, L.P., each of which owns certain of the shares of the

                           Page 3 of 10 Pages

Reporting Person's Class B Common Stock. Mr. Robert B. Calhoun, Jr., a director of the Reporting Person and a U.S. citizen whose business address is the same as Clipper's, owns all of the outstanding stock of Clipper. The attached Schedule III is a list of the executive officers and directors of Clipper; each of the named persons is a U.S. citizen.

         During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named in this Item 2 or in the related Schedules, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

         Item 3 is amended to read in its entirety the following:

         No cash consideration was paid in connection with the transaction described in Item 4 below.

Item 4.       Purpose of Transaction

         Item 4 is amended to read in its entirety the following:

         On March 10, 1998, the Reporting Person's broker (the "Broker") effected in the open market the sale of 25,250 shares of Common Stock that were held in the Reporting Person's account with the Broker at a price of $0.563 per share (exclusive of commissions). This sale was not authorized. In November 1998, the Reporting Person and the Broker agreed to settle the Reporting Person's claim with respect to the unauthorized sale in considerdation for the payment of $8,000 to the Reporting Person by the Broker.

         The Reporting Person acquired the shares of Common Stock as an investment and may from time to time acquire additional shares or dispose of shares through open market or privately negotiated transactions, depending on existing market and economic conditions. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on the price and availability of shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, and other factors considered relevant, may decide to increase or decrease the size of its investment in the Issuer.

Item 5.       Interest in the Securities of the Issuer

         The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 87,525. The percentage of shares of Common Stock beneficially owned by the Reporting Person is 7.3%.

         The Reporting Person has sole voting power with respect to 87,525 shares of Common Stock; has shared voting power with respect to none of the shares of Common Stock; has sole dispositive power with respect to 87,525 shares of Common Stock; and has shared dispositive power with respect to none

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of the shares of Common Stock.  There have been no transactions  effected by the
Reporting Person in the Common Stock during the past sixty days.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

Item 7.     Material to Be Filed as Exhibits

            Not applicable.






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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            HVIDE MARINE INCORPORATED

                            By:      /s/ ROBERT B. LAMM
                                     Robert B. Lamm
                                     Senior Vice President, General Counsel and
                                     Secretary

                            DATE:  February 22, 1999

                              Page 6 of 10 Pages

                              SCHEDULE I

                   Executive Officers and Directors
                     of Hvide Marine Incorporated

                          Executive Officers

J. Erik Hvide
Chairman of the Board, President
  and Chief Executive Officer
2200 Eller Drive
Fort Lauderdale, Florida  33316

John H. Blankley
Executive Vice President, Chief Financial Officer
  and Director
2200 Eller Drive
Fort Lauderdale, Florida  33316

Eugene F. Sweeney
Executive Vice President, Chief Operating Officer
  and Director
2200 Eller Drive
Fort Lauderdale, Florida  33316

Andrew W. Brauninger
Senior Vice President-Offshore Division
2200 Eller Drive
Fort Lauderdale, Florida  33316

Robert B. Lamm
Senior Vice President, General Counsel and Secretary
2200 Eller Drive
Fort Lauderdale, Florida  33316

Walter S. Zorkers
Senior Vice President-Development
2200 Eller Drive
Fort Lauderdale, Florida  33316

William R. Ludt
Vice President-Inland Services Division
2200 Eller Drive
Fort Lauderdale, Florida  33316




                            Page 7 of 10 Pages

                                     Directors

J. Erik Hvide
Chairman of the Board, President
  and Chief Executive Officer
2200 Eller Drive
Fort Lauderdale, Florida  33316

John H. Blankley
Executive Vice President, Chief Financial
  Officer and Director
2200 Eller Drive
Fort Lauderdale, Florida  33316

Eugene F. Sweeney
Executive Vice President, Chief Operating
  Officer and Director
2200 Eller Drive
Fort Lauderdale, Florida  33316

Robert B. Calhoun, Jr.
President
Clipper Asset Management Corporation
650 Madison Avenue, 9th Floor
New York, New York  10022

Gerald Farmer
6711 N. Ocean Boulevard #8
Ocean Ridge, Florida  33435

Jean Fitzgerald
Chairman
Florida Alliance, Inc.
2200 Eller Drive
Fort Lauderdale, Florida  33316

John J. Lee
Chairman and Chief Executive Officer
Hexcel Corporation
281 Tresser Boulevard, 16th Floor
Two Stamford Place
Stamford, Connecticut  06901

Walter C. Mink
President, Walter C. Mink & Associates
8928 Rainbow Ridge Drive
Las Vegas, Nevada  89117

Robert Rice
3322 Wildcat Point
Johns Island, South Carolina  29455

Dr. Raymond B. Vickers
Attorney
811 Lake Ridge Drive
Tallahassee, Florida  32312

Josiah O. Low, III
Managing Director, Donaldson, Lufkin &
  Jenrette Securities Corporation
277 Park Avenue
New York, New York  10172



                                 Page 8 of 10 Pages

                                 SCHEDULE II

                        Executive Officers and Directors of
                               Hvide Holdings Corp.


Name                                           Business Address

Gerald Farmer                                  Hvide Marine Incorporated
President, Treasurer and Director              2200 Eller Drive, P.O. Box 13038
                                               Ft. Lauderdale, Florida  33316

Denison H. Hatch, Jr.                          Morris, Nichols, Arsht & Tunnell
Vice President, Secretary and Director         1201 North Market Street
                                               Wilmington, Delaware  19899-1347



                              Page 9 of 10 Pages

                                 SCHEDULE III


                        Directors and Executive Officers of
                         Clipper Capital Associates, Inc.


Name                                          Business Address

Robert B. Calhoun, Jr.                        Clipper Capital Associates
President and Director                        650 Madison Avenue
                                              New York, New York 10022

Eugene P. Lynch                               Clipper Capital Associates
Treasurer, Secretary and Director             650 Madison Avenue
                                              New York, New York 10022




                               Page 10 of 10 Pages